EXHIBIT 99.1

MAG Announces Second Quarter Production From Juanicipio

VANCOUVER, British Columbia, July 26, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports production from Juanicipio (56% / 44% Fresnillo plc (“Fresnillo”) and MAG, respectively) for the second quarter (“Q2”) ended June 30, 2023. Q2 marked a transformational quarter for Juanicipio. Ramp up of milling activities have been progressing to plan with Juanicipio declaring commercial production during the quarter and achieving increased production of all metals, with the most noteworthy being a 134% increase in silver production relative to the first quarter.

As reported to MAG by the project operator Fresnillo, 377,018 tonnes of mineralized material was processed through the Juanicipio, Saucito and Fresnillo plants during Q2 at an average silver head grade of 498 grams per tonne (“g/t”).

Total production for Q2 based on provisional estimates before offtake agreement adjustments totaled 5,275 thousand silver ounces, 10,639 gold ounces, 3,402 tonnes of lead and 5,418 tonnes of zinc. MAG expects to release its full financial and operational results on August 7, 2023.

During the quarter, the Juanicipio mill ramped up to approximately 85% of its design capacity of 4,000 tonnes per day (“tpd”) and production is expected to continue to increase steadily through Q3 when it is envisioned the plant will be running at design capacity. Q2 saw higher grade mill feed being introduced to the Juanicipio comminution circuit with a corresponding improvement in silver recovery rates and concentrate grades.

“Q2 was a quarter of delivery. We are very encouraged with the steady progress of mining and milling performance at Juanicipio throughout the ramp-up period” said George Paspalas, MAG Silver’s President and CEO. “The substantial increase in silver production coupled with the forecast of reaching design capacity by Q3 affirms MAG’s position as a top-tier silver producer. We remain deeply committed to a focus on robust cash flow generation and delivering a superior return on invested capital.”

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of the full-scale ramp up of milling activities, provisional estimates relating to production at Juanicipio for Q2, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, a subsequent change in the Company’s approach to executive compensation from that approach approved by Shareholders, failure of the Company to receive approval from the Toronto Stock Exchange of the renewal of the unallocated entitlements under the Plans, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399; Website: www.magsilver.com

Toll Free: (866) 630-1399; Email: info@magsilver.com